March 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0305
Attention: Mr. Andrew Mew

Re: VOCALTEC COMMUNICATIONS LTD. (THE "COMPANY") - FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005 (FILED APRIL 21, 2006; FILE NO. 000-27648)

Please find below the Company's response to the comment of the staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") set forth in the Staff's letter dated February 5, 2007 (the "COMMENT LETTER"). For ease of reference, the comment contained in the Comment Letter is repeated herein and is followed by the Company's response.

The Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the Company's response at any time, please do not hesitate to contact the undersigned at +972-9-9703-807

                                            Sincerely,


                                            /s/ Eli Gendler
                                            ---------------
                                            Eli Gendler
                                            Chief Financial Officer

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

1. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 1. NOTE THAT WE DO NOT BELIEVE YOUR ACCOUNTING FOR THE REVERSE ACQUISITION WITH TDSOFT AS SHARE REVERSE SPLIT COMPLIES WITH U.S GAAP. PLEASE REVISE TO RETROACTIVELY RESTATE YOUR HISTORICAL STOCKHOLDERS' EQUITY TO REFLECT THE TRANSACTION AS A REVERSE RECAPITALIZATION. IN ADDITION, IN VIEW OF THE FACT THAT VOCALTEC ISSUED 3,481,506 ORDINARY SHARES TO YOU TO EFFECT THE REVERSE MERGER ON NOVEMBER 24, 2005 AND RETAINED THE 1,162,142 ORDINARY SHARES THEREAFTER, THE NUMBER OF SHARES ISSUED, I.E. THE 3,481,506 SHARES SHOULD HAVE BEEN USED IN RETROACTIVELY RESTATING YOUR PRIOR YEAR EARNING PER SHARE DATA. ALSO, IN 2005 YOUR WEIGHTED AVERAGE NUMBER OF SHARES FOR EARNING PER SHARE COMPUTATION SHOULD TREAT THIS ISSUANCE AS OUTSTANDING UP TO NOVEMBER 24, 2005, AND TREAT THE ENTIRE 4,661,627 SHARE OUTSTANDING FOR THE REMAINING OF THE YEAR. PLEASE REVISE YOUR FINANCIAL STATEMENTS ACCORDINGLY.

In response to your comment dated February 5, 2007 we hereby advise the Staff that we did restate retroactively Tdsoft's historical stockholders' equity to reflect the transaction as a reverse recapitalization (and did not account for the reverse acquisition as a share reverse split). The share capital in the consolidated financial statements reflects the VocalTec shares issued on November 24, 2005 to effect the reverse merger.

On November 24, 2005 Tdsoft had 24,360,893 shares outstanding. Those shares were exchanged for 3,481,506 VocalTec Ordinary shares (with the exchange ratio differing for each series of Tdsoft shares, as set forth in the table below). However, since Tdsoft's equity was not comprised throughout the period from January 1, 2003 until November 25, 2005 of the full amount of the shares exchanged for the 3,481,506 VocalTec Ordinary shares, the restated share capital in the consolidated financial statements for each relevant date reflects only the relative portion of the 3,481,560 VocalTec Ordinary shares (according to the portion of the Tdsoft shares existing at such date). For the same reason described above, in retroactively restating the prior year earning per share data, the Company used only the relative amount of the 3,481,506 VocalTec Ordinary shares issued to effect the reverse merger, calculated based on the relative amount of the Tdsoft Ordinary shares outstanding during each period. It should be noted that the Tdsoft Preferred shares were converted into Ordinary shares and additional shares were issued to employees, in each case immediately prior to the merger (on November 24, 2005). As explained in our prior response (dated January 11, 2007) these preferred shares and additional shares were exchanged for 3,111,447 VocalTec Ordinary shares out of the total 3,481,506 VocalTec shares issued to effect the reverse merger. Therefore, as will be further illustrated below, the amount of VocalTec Ordinary shares considered to be outstanding until November 24, 2005 (i.e., the date of conversion of the preferred shares and issuance of the additional shares), for purposes of EPS computation, is only 370,059 (3,481,506 - 3,111,447).

The table below explains more specifically how the relative portion of VocalTec Ordinary shares was calculated for each relevant date.

                                                    EQUIVALENT TDSOFT
                                                      ORDINARY SHARES
                                                     - AS REFLECTED                     EQUIVALENT AMOUNT
                                                        IMMEDIATELY    % OF TOTAL (B/      OF VOCALTEC
                                                       PRIOR TO THE   "TOTAL AMOUNT OF   SHARES RECEIVED
                                        AMOUNT OF         REVERSE          SHARES" -       IN EXCHANGE
DATE                                  TDSOFT SHARES    ACQUISITION (B)   COLUMN B)(C)  (C * 3,481,506)(D)
-----------                             ---------        ---------        ---------        ---------
January 1, 2003 -
   Ordinary shares                     15,819,072        2,589,387             10.6          370,059
   Preferred A shares                   2,749,285        2,203,254              9.1          314,875
   Preferred B-2 shares                   819,220        2,467,593             10.1          352,653
December 31, 2003 -
   Ordinary shares                     15,819,072        2,589,387             10.6          370,059
   Preferred A shares                   2,749,285        2,203,254              9.1          314,875
   Preferred B-2 shares                   819,220        2,467,593             10.1          352,653
Weighted average number of
Ordinary shares outstanding
during 2003                            15,819,072        2,589,387                           370,059
December 31, 2004
   Ordinary shares                     15,819,072        2,589,387             10.6          370,059
   Ordinary A shares                    1,948,871          317,946              1.3           45,439
   Preferred A shares                   2,749,285        2,203,254              9.1          314,875
   Preferred B-2 shares                   819,220        2,467,593             10.1          352,653
Weighted average number of
Ordinary shares outstanding
during 2004                            15,819,072        2,589,387                           370,059
November 24, 2005 - immediately
prior to the merger
   Ordinary shares                     15,819,072        2,589,387             10.6          370,059
   Ordinary A shares                    1,948,871          317,946              1.3           45,439
   Preferred A shares                   2,749,285        2,203,254              9.1          314,875
   Preferred B-2 shares                   819,220        2,467,593             10.1          352,653
   Preferred B shares                   1,477.515        4,450,461             18.3          636,032
   Preferred C shares                   1,546,930       11,476,189             47.1        1,640,105
Weighted average number of
Ordinary shares  outstanding
from 1/1/05 to November 24, 2005       15,819,072        2,589,387                           370,059
Bonus shares issued to the
founders and employees                          -          856,063              3.5          122,343
Total amount of shares                 24,360,893       24,360,893              100        3,481,506

Tdsoft historical stockholders' equity was restated to reflect the share capital of VocalTec as presented in Column D. It should be noted:

(1) Since almost all the preferred shares in TdSoft were redeemable until February 2005, such shares were not part of Tdsoft's shareholders' equity as long as they were redeemable (until February 2005). Consequently, the VocalTec Ordinary shares exchanged for these shares are also reflected in the statement of changes in shareholders' equity only from February 2005, when such redeemable shares were converted into perpetual preferred shares (refer to the line in the Statement of Changes in Shareholders' equity headed "conversion of redeemable convertible preferred B and C shares into preferred shares").

(2) Immediately prior to the merger, all Preferred shares were converted into Ordinary shares (refer to the line headed "Conversion of convertible Preferred shares into Ordinary shares" in the Statement of Changes in Shareholders' equity) and employees and founders of Tdsoft received a preferred exchange ratio over other holders of ordinary shares (effectively representing additional shares issued to them as compensation - refer to the line headed "Stock based compensation related to shares and options issued to employees" in the Statement of Changes in Shareholders' equity). When summing the entire outstanding shares prior to the issuance of additional shares resulting from the reverse merger with VocalTec, the total received is the 3,481,506 shares issued to TdSoft shareholders in the transaction (370,059+122,343+2,989,104).

(3) The shares that had been held by the former shareholders of VocalTec (prior to consummation of the reverse merger) are reflected in the Statement of Changes in Shareholders' equity as "Issuance of shares and options pursuant to the merger with VocalTec", i.e. as a new issuance of shares resulting from the business combination.

(4) Below is the calculation of the weighted average number of Ordinary shares outstanding during 2005 used in computing the Loss Per Share (LPS) for 2005:

                                                                                                      Weighted average number
                                                                                                        of shares used in the
                                                                                 Calculation              calculation of LPS
                                                                               ----------------                -------
Ordinary shares as of the beginning of the year                                  370,059*365/365               370,059
Conversion of the preferred shares into ordinary shares                        2,989,104*36/365                294,816
Additional shares issued to the founders and employees due to preferable
exchange ratio                                                                   122,343*36/365                 12,067
Shares held by VocalTec former shareholders                                    1,162,142*36/365                114,622
Employee stock options exercised during 2005                                                  -                    497
Total                                                                                                          792,061

As shown in the above calculation, the VocalTec shares received in exchange for the preferred shares are included in the number of shares used to compute the basic earnings per share only from the date the preferred shares were converted into ordinary shares (i.e. the reverse merger date), additional shares issued to employees are included only from their date of issuance (i.e. the reverse merger date) and the 1,162,142 shares held by VocalTec's former shareholders are included only from the date of the reverse merger.

To further illustrate the accounting for the reverse merger, please refer to the Appendix to this response, which includes a simplified example of this reverse merger with the related accounting.

Based on the above, we believe we accounted for the reverse merger with Tdsoft according to U.S. GAAP and that no revision is required to be made to the financial statements (except for the immaterial reclassification between share capital and additional paid-in capital, as explained in our prior response dated January 11, 2007).

Please be advised that this response has been reviewed carefully by the Company's auditors, Ernst & Young.

APPENDIX - ILLUSTRATION OF A REVERSE MERGER WITH THE RELATED ACCOUNTING



        Company A (VocalTec)                             Company B (TdSoft)
---------------------------------------      ---------------------------------------
Number of Ordinary shares           100      Number of Ordinary shares         3,000
                                 ======                                       ======
 Shareholders' equity:                        Shareholders' equity:
 Share capital                      100       Share capital                    3,000
 Additional paid-in-capital         150       Additional paid-in-capital           -
Accumulated deficit                 (50)     Accumulated deficit              (2,500)
                                 ------                                       ------
Total                               200      Total                               500
                                 ======                                       ======
Fair value                          250      Fair value                          750
                                 ======                                       ======

On July 1, 2005, Company A purchased 3,000 shares of Company B, representing 100% of the issued and outstanding share capital of Company B, in consideration for the issuance of 300 ordinary shares, which constitute 75% of the issued and outstanding share capital of Company A, immediately following the issuance. Accordingly, the conversion ratio was 1 share of Company A for each 10 shares of Company B.

Before:

----------------------------------------- --------------------------------------
        Shareholders of Company A               Shareholders of Company B
----------------------------------------- --------------------------------------
                   100%                                   100%
----------------------------------------- --------------------------------------
                 Company A                              Company B
----------------------------------------- --------------------------------------

After:

----------------------------------     -----------------------------------
    Shareholders of Company A               Shareholder of Company B
----------------------------------     -----------------------------------
              25% (100 shares)             75% (300 shares)
           -------------------------------------------------
                                 Company A
           -------------------------------------------------
                                    100%
           -------------------------------------------------
                                  Company B
           -------------------------------------------------

FAS 141, "BUSINESS COMBINATIONS" requires the determination of the acquiring entity in all business combinations. When considering the facts and circumstances of the transaction, we concluded that Company B is the acquirer for accounting and financial reporting purposes. Since Company B is the acquirer and Company A is the surviving legal entity, the merger between Company A and Company B was treated as a reverse merger

Accordingly, the consolidated financial statements of Company A (legal acquirer) will reflect the following:

Profit and Loss -   Company A - July 1, 2005 (date of acquisition) - December
                    31, 2005
                    Company B - January 1, 2005 - December 31, 2005

Balance sheet -     Company A - Assets and liabilities will be recorded at fair value.
                    Company B - Assets and liabilities will be recorded at carrying (book) value

Shareholders        The historical shareholders' equity of Company B should be
equity -            retroactively restated to reflect the transaction as a
                    reverse recapitalization.

The following example illustrates the statement of changes in shareholders equity after the acquisition, as follows:

                                                                 Additional
                                                      Share         paid     Accumulated
                                                     capital     in capital    deficit        Total
                                                      ------       ------       ------        ------
Opening balance  - January 1, 2005 (Company B
after restating for a reverse recapitalization)          300        2,700       (2,500)          500
Issuance of shares pursuant to the merger with
Company B (July 1, 2005) (*)                             100          150            -           250
                                                      ------       ------       ------        ------
  Total                                                  400        2,850       (2,500)          750
                                                      ======       ======       ======        ======

(*) Represents the number of shares held by the shareholders of Company A prior to the transaction.

Number of shares to be used for the earning per share computation:
300+100*6/12=350 ordinary shares.

In the reverse merger between VocalTec and TdSoft (the acquirer according to FAS
141), the share capital of TdSoft prior to the transaction was comprised of ordinary shares and preferred shares. To better illustrate the accounting treatment in this reverse merger, we changed the facts above, as follows:

              Company B (TdSoft)
----------------------------------------------

Number of Ordinary shares                3,000
                                        ======
Shareholders' equity:
 Ordinary Share capital                  2,000
 Preferred share capital                 1,000
 Additional paid-in-capital                  -
 Accumulated deficit                    (2,500)
                                        ------
Total                                      500
                                        ======
Fair value                                 750
                                        ======

Pursuant to the business combination between Company A (VocalTec) and Company B (TdSoft), all the share capital of Company B was exchanged for shares in Company
A. As the Company B preferred shares had preference rights over the Company B ordinary shares, the conversion ratio established for the preferred shares was preferable, as follows:

Every 5 preferred shares of Company B were exchanged into one ordinary share of Company A;

Every 20 ordinary shares of Company B were exchanged into one ordinary share of Company A.

Accordingly, in this example the statement of changes in shareholders equity after the acquisition will be as follows:

                                                                 Additional
                                       Ordinary    Preferred        paid     Accumulated
                                        shares       shares      in capital    deficit         Total
                                        ------       ------        ------       ------        ------
Opening balance - January 1, 2005
(Company B after restating for a
reverse recapitalization)                  100          200         2,700       (2,500)          500
Conversion of the preferred
  shares into ordinary shares
  (July 1, 2005)                           200         (200)            -            -             -
Issuance of shares pursuant to
  the merger with Company B
  (July 1, 2005)                           100            -           150            -           250
                                        ------       ------        ------       ------        ------
  Total                                    400          150         2,850       (2,500)          750
                                        ======       ======        ======       ======        ======

Earning per share:

The weighted average number of shares used for the computation of the basic earning per share:

100+200*6/12+100*6/12=250 ordinary shares.

The weighted average number of shares used for the computation of the diluted earning per share (if dilutive):

100+200+100*6/12=350